FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results: January- December 2006	47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 1st, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Annual Results
January – December 2006

TELEFONICA S.A.
March 1st, 2007


Spirit of
PROGRESS

This presentation is being broadcast live on the Internet

Telefónica

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is un-audited and, therefore, is subject to potential future modifications.

2006 performance strengthens our profile as the best combination of growth & returns in the industry

4 areas of management focus in 2006…

1. Fuelling our unique growth profile
2. Extracting value from deeper integration
3. Re-building a solid financial structure
4. Yielding attractive returns

…that delivered tangible results

- +42.9% EPS growth
- >1 bn.€ of synergies cashed-in (OIBDA-CapEx)
- Net Debt[1]/OIBDA progressing towards our 2.5x target
- >3.5 bn.€ returned to shareholders (40% of FCF[2])

(1) Including financial commitments
(2) FCF post minorities

A solid set of results in 2006, outperforming sector average…

€ in millions
(% change y-o-y)

	Jan-Dec 2006	Jan-Dec 2005	% Change 2006/2005	% Change 2006/2005 organic [1]
Revenues	52,901	37,383	+41.5%	+7.8%
Operating Income before D&A (OIBDA)	19,126	15,056	+27.0%	+6.4%
Operating Income (OI)	9,421	8,363	+12.7%	+4.8% (Before PPA[2] +15.6%)
Net Income	6,233	4,446	+40.2%	
OpCF (OIBDA-CapEx)	11,122	9,903	+12.3%	+5.5%

Forex added 1.2 p.p. to 2 p.p. to nominal growth rates of major metrics

Note: TPI has been discontinued in 2006 and 2005 following Telefónica's acceptance of Yell's offer in July 4th
(1) Assuming constant exchange rates as of 2005. Incorporating Telefónica O2 Czech Republic and O2 from Jan. and Feb. 1st 2005, respectively, and excluding Telefónica Telecom in Colombia (consolidated since May 2006), Iberbanda (consolidated since July 2006) and Slovakia (start-up in 4Q06) Excluding TdE's additional ERE registered in 4Q06 (503 M€) and New Management Pension Scheme (133.5 M€)
(2) Excluding O2's Purchase Price Allocation (861 M€ in 2006) and T. O2 Czech Republic's PPA (155 M€ in 2006)

...hitting our P&L targets at the Group level, after 3Q06 upgrade

Revenue Growth


+38.8%
GUIDANCE
>37%
(lifted in 3Q06)
% Change 2006/2005

OIBDA Growth


+28.9%
GUIDANCE
High end of
26% / 29%
(lifted in 3Q06)
% Change 2006/2005

OI Growth


+29.2%
GUIDANCE
26% / 30%
% Change 2006/2005

CapEx


7,749
GUIDANCE
Around
7,200
2006

Notes
2006 adjusted for guidance assumes constant exchange rates as of 2005 and excludes TPI, Telefónica Telecom, Iberbanda and Slovakia results. In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring (except the 503 M€ additional provision accounted for in 4Q06 by TdE) and Real Estate Programs are included as operating revenues/expenses. For homogeneous comparison TPI is also excluded from 2005 numbers, and the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures in terms of guidance calculation.

...and pushing underlying EPS up by almost 23%...

€ in millions
(% change y-o-y)



+27.0%
+12.7%
+40.2%
861 M€ (O2's PPA)
155 M€ (Cesky's PPA)
Including 2006 results & capital gains (1.6 bn€) from TPI
19,126
-9,704 (+45.0%)
9,421
77 (c.s.)
-2,734 (+68.0%)
-1,781 (-6.5%)
+1,250 (c.s.)
6,233
2006 OIBDA
D&A
2006 OI
Associates
Financial results
Taxes
Minorities & Discontinued operations
2006 Net Income
EPS growth (in €)
+42.9%
0.913
1.304
2005
2006
+22.7%
Underlying EPS (in €)
1.304
-0.327
+0.144
1.120
2006
TPI's capital gains
Redundancy Program
Underlying 2006

Note: TPI has been discontinued in 2006 and 2005 following Telefónica's acceptance of Yell's offer in July 4th, 2006

...as we leveraged our drive on subscriber acquisition and retention

Commercial expenses [1]
(€ in billions)


+6.0%
8.6
9.2
2005
2006

CapEx spending
(€ in millions)


Organic annual growth rate
+7.7%
+55.3%
5,153
8,003
2005
2006

Total accesses
(in millions)


Organic annual growth rate
+13.6%
+32.4%
153.5
203.2
Dec.05
Dec.06

Breakdown by business
(organic growth [2])


+14.7%
+39.7%
+55.7%
Mobile
Broadband
Pay TV

Breakdown by geographies
(organic growth [2])


+5.7%
+7.9%
+13.4%
Spain
Europe
Latam

(1)Aggregate figure. Excluding T.O2 Czech Republic
(2)Including O2 in 2005 and excluding Telefónica Colombia from 2006

A highly diversified financial performance...

	2005	2006

Revenues by region


Europe
6%
ROW
1%
LatAm
42%
Spain
51%


ROW
1%
Europe
26%
Spain
38%
LatAm
35%

OIBDA by region


Europe
6%
ROW
0.2%
LatAm
36%
Spain
58%


ROW
0.2%
Europe
20%
Spain
44%
LatAm
36%

Note: before eliminations

...and a continuous focus on cost management to keep profitability despite our commercial efforts

OpEx[1] Organic [2] Growth


-3.1 p.p.
+12.2%
+12.0%
+9.6%
+9.4%
+9.0%
2005
1Q06
1H06
9M06
2006

2006 OIBDA Margin


40.8%
31.6%
36.2%
Fixed 3
Mobile 3
Group

Organic[2] OIBDA Margin


-0.5 p.p.
37.7%
37.2%
2005
2006

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services, Bad Debt Expenses and Taxes
(2) Assuming constant exchange rates as of 2005. Incorporating Telefónica O2 Czech Republic and O2 from January and February 1st 2005, respectively, and excluding Telefónica Telecom (consolidated since May 2006), Iberbanda (consolidated since July 2006), and Slovakia. For OIBDA, excluding TdE's additional redundancy provision registered in 4Q06 (503 M€) and New Management Pension Scheme (133.5 M€)
(3) Fixed & Mobile: aggregates of TdE+T.Latam, and of TEM+O2 Group (T. O2 CR not included).

Spain: reinforced market position in 2006
Unique growth & profitability profile

TdE (Wireline)

- Strengthening the lead in the BB market through the development of 2P & 3P and capturing market share in Pay TV, while limiting traditional lines losses
- Strong top-line performance with the transformation towards BB & IT services pushing total ARPU up
- Solid underlying OIBDA growth, beating upgraded target
- 503 M€ additional ERE provision recorded in 4Q06 for a total 980 M€ for the full year 2006, is impacting reported OIBDA

TME (Wireless)

- Sound commercial delivery. Very successful Xmas campaign. Solid net adds powered by churn control
- Healthy revenue performance: stable ARPU and strong customer growth
- Sound profitability: higher commercial efficiency

Telefónica de España: a push in ARPU that leads to unique top line growth

ARPU
(€/month)


61
+4.3%
64
2005
2006

TRANSFORMING THROUGH THREE KEY AXIS

- Expanding BB customer base
  - 23.5% of lines have BB (16.9% in 2005)
- Promoting 2P/3P (ARPU uplift & loyalty)
  - 71% of retail BB accesses with 2P/3P
- Developing VAS and Solutions
  - Retail BB VAS ARPU: +19% y-o-y to top 7 €/month
  - Corporate IT revenues: +20% y-o-y

2006 Revenue Growth


+1.8%
+1.7%
2006 target
+0.5%/+2%
TdE Group
Iberbanda consolidation effect since July 1st, 2006
TdE Group adjusted for guidance comparison

- Retail Broadband revenues: +46.4% to reach 1.9 bn€
- IT & Data revenues: +8.1% to top 1.5 bn€

Leading broadband development in the Spanish market...

Spanish BB market
(accesses in millions)


+34%
+1.7
5.0
6.7
TdE Retail 60%
ULL 30%
Cable 17%
TdE Whl. -8%
Dec.05
2006 net adds
Dec.06

Spanish BB market
(accesses in millions)


+9%
+0.55
6.1
6.7
TdE Retail 60%
Sep.06
4Q06 net adds
Dec.06

TEF's momentum maintained in 4Q06

TdE Retail Internet BB Accesses
(accesses in thousand)


+22%
838
1,023
+38%
2,721
3,743
2005
2006
NET ADDS
Dec-05
Dec-06
TOTAL ACCESSES

- 56% BB market share, leveraging premium service quality

TdE Pay TV subscribers
(in thousand)


+85%
207
176
383
Dec.05
2006 net adds
Dec.06

- 10% Pay TV market share end 2006 (+4 p.p. y-o-y)
- Over 40% share of net adds in 4Q06.

Note: All market data based on Telefónica de España's estimates

...and containing traditional business erosion...


TdE fixed lines trend
(in thousands)
-1.2%
15,950
2005
Net loss
2006
Net loss
-199.2
-185.7
Total lines
Dec.06
-6.8%


Flat & Semi-Flat Rates for voice
(customers in millions)
+60%
4.6
2.9
Dec.05
Dec.06

Estimated Traffic (Million minutes)	2006	2005	% Change 2006 / 2005
OUTGOING	54,426	59,418	-8.4%
Voice [1]	43,369	43,932	-1.3%
National	33,087	33,525	-1.3%
International	2,094	1,967	+6.4%
F2M	5,431	5,684	-4.4%
IN [2] & Others	2,756	2,755	+0.0%
Internet	11,057	15,486	-28.6%
INCOMING	44,781	50,789	-11.8%
TOTAL	99,208	110,207	-10.0%

(1) Outgoing - Internet
(2) Intelligent Network

...with a strong focus on operational efficiency

Group OpEx Breakdown
(€ in millions)


+0.7%
2,125
-1.1%
2,971
-0.4%
1,302
+3.7%
203
-0.2%
6,602
-19.8%
477
503
+5.1%
7,582
Annual growth rate
Personnel ex-ERE provisions
Supplies
External Services
Taxes
Operating Expenses ex-ERE provisions
2006 initial ERE provision
2006 additional ERE provision in 4Q06
Operating Expenses

ERE provisions
(€ in millions)


In line to meet 2003-2007 ERE Program
~ 1,610
980
503
477
~ 630
2006 additional ERE provision in 4Q06
2006 initial ERE provision
2006
2007E
2006-2007E

Unique profile in terms of profitability

Group Adjusted OIBDA[1] for guidance calculation
(€ in millions)


+6.4%
4,766
5,072
2005
2006

2006 target >5%

503 M€ additional ERE provision registered in 4Q06 is not included for guidance calculation

Group OIBDA
(€ in millions)


-4.4%
4,784
4,572
2005
2006

(1) Exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring (excluding additional ERE provision of 503M€ registered in 4Q06) and Real Estate Programs are included as operating revenues/expenses

Telefónica Móviles Spain: A record Xmas campaign since 2001...

4Q06 performance

Gross Adds
(in millions)


+21%
1.3
1.5
4Q05
4Q06

Churn
(%)


Postpay
Total
1.1
1.7
0.9
1.7
4Q05
4Q06

Net adds
(in thousands)


+66%
Postpay
Total
401
257
414
426
4Q05
4Q06

- > 1.2M customers joined on-net Xmas traffic promotion
- Attractive acquisition campaign: wider handset portfolio & lower entry barriers
- Strong loyalty campaign based on new attractive portfolio (+25% in handset upgrades vs. 4Q05)

3 new entrants and re-launch of 3rd player

Market share of net adds


+14 p.p.
21%
35%
4Q05
4Q06

Strong results leveraging exclusive distribution channel

…which has reinforced the success of our commercial strategy, focused on value…

2006 performance

2006/2005


+70%
+18%
93% contract
Gross Adds
Net Adds

Churn (%)


Postpay
Total
1.1
1.8
1.0
1.7
2005
2006

Number Portability (in thousands)


Postpay
Total
180
278
175
-116
2005
2006

Customer growth (y-o-y)


>21.4M
+13%
+8%
+1%
Total
Prepay
Postpay

- Company with largest absolute net adds in 2006
- Only operator with enhanced customer satisfaction in the market
- Market Share >45% (less than 1p.p. reduction vs. Dec.05)
- 57% postpay weight over total customer base (54% in Dec.05)

… and on the stimulation of voice and data usage

2006
(y-o-y growth rates)


ARPU Growth
MOU Growth
TOTAL ¹
-0.7%
INCOMING
1.7%
-8.4%
OUTGOING
Customer-driven revenues
5.7%
0.8%
2.9%
VOICE
DATA

Data revenues split	2005	2006
P2P Communications	63%	58%
P2P SMS	61%	56%
Content	31%	33%
Connectivity	6%	9%

- 24% increase in non P2P SMS revenues vs. 2005
- >1.1M 3G customers (>165,000 PC Cards)
- 78% increase in connectivity revenues vs. 2005

(1) Excludes roaming-in

Maintaining strong margin and absolute OIBDA despite interconnection & roaming tariffs reductions

	4Q06/4Q05	2006/2005
Revenues	+5.4%	+4.1%
Handset Revenues	+15.7%	+1.7%
Service Revenues	+4.2%	+4.5%
Customer revenues	+4.7%	+6.5%
Interconnection revenues	+0.5%	-2.0%
Roaming-in revenues[1]	+3.8%	-5.5%

2006 target +3%/+6%

OIBDA
(€ in millions)


y-o-y growth
4,158
4,128
4,128
-0.7%
Flat
2004
2005
2006

- 45% OIBDA margin in 2006 (-1.9 p.p. vs. 2005) with 14% increase in commercial activity involving handsets
- 43% OIBDA margin in 4Q06 impacted by high acquisition & retention activity: +21% gross adds 4Q06/4Q05, +25% handset upgrades 4Q06/4Q05

(1)Roaming-in revenue growth ex adjustments would have been -2.5% 4Q06/4Q05 and -7.4% 2006 vs. 2005

Europe: exploiting mobile growth opportunities and extracting value from the turn-around of fixed

European Mobile

- Keeping the lead in service revenue growth in the UK, driven by solid subscriber additions and improved ARPU
- Sustained healthy commercial performance in Germany, with a focus on contract segment, in a context of competitive pressures
- Encouraging response to ADSL offering in Germany and project to launch in the UK by mid-07 on track

TO2 Czech Republic

- A noticeable turn-around of financial performance, with both positive revenues and OIBDA growth rates
- An active push of broadband and mobile customer bases, driven by improved connectivity, and the development of data and VAS services
- A sustained improvement of margins despite re-branding, renewed commercial activity and the launch of operations in Slovakia in 4Q06

O2 UK: strong service revenue growth driven by solid customer expansion and strong voice usage

Evolution of client base
(in thousands)


15,981
+10.3%
17,633
5,502
+13.0%
6,218
10,479
+8.9%
11,415
Dec05
Dec06
Postpay
Prepay

- 1.65M net new clients added in 2006
- 295k net new clients in 4Q06
- 12 months rolling postpay churn 4 p.p. below last year

Average Revenue per User
(quarterly monthly average, in £)


22.8
+2.2%
22.3
2005
2006

- Better client mix, 35% of base on postpay (+1 p.p. vs. 2005)
- +9.2% in MoU[1] in 4Q06 to 180 minutes per month driven by new propositions
- +5.9% increase in data ARPU[1] in 4Q06

Service Revenues
(£ in millions)


2006 target
+14%/+15%
3,885
+14.7%
3,388
Feb-Dec05
Feb-Dec06

OIBDA margin
(£ in millions)


29.3%
-0.9p.p.
28.4%
2006 target
-1 p.p. vs 05
Feb-Dec05
Feb-Dec06

(1) Quarterly Monthly Average

O2 Germany: sustained positive performance on contract within a highly competitive scenario

Evolution of client base (in thousands)


9,769
4,970
4,799
+12.9%
+10.3%
+15.5%
11,025
5,481
5,544
Dec05
Dec06
Postpay
Prepay

- 396,000 net new customers added in 4Q06
- 49% of 4Q06 net adds were on postpay
- 4Q06 contract net adds up 80% vs 9M06 average

Average revenue per User (quarterly monthly average, in €)


27.7
-12.6%
24.2
2005
2006

- +4% in MoU[1] to 129 minutes per month
- Over 50% of base on prepay
- Pricing pressure led by termination rate cuts and competition

Service Revenues (€ in millions)


2,633
+6.7%
2,808
Feb-Dec05
Feb-Dec06

2006 target "high single digit"

OIBDA margin (€ in millions)


21.7%
-1.0p.p.
20.7%
Feb-Dec05
Feb-Dec06

2006 target "stable"

21.8% ex redundancies accounted for in 4Q06

(1) Quarterly Monthly Average

T.O2 Czech Republic: BB and mobile are driving P&L turn-around

Retail BB connections
(in thousands)


+79.4%
226
405
Dec.05
Dec.06

Postpay mobile clients
(in thousands)


+21.3%
1,546
1,875
Dec.05
Dec.06

Growth of revenue drivers
(2006/2005, local currency)


51.7%
6.4%
Retail revenues
(Broadband)
Service revenues
(Mobile)

Revenue evolution
(CZK in billions)


+0.4%
61
61
2005
2006
2006 target
"flat"

OIBDA evolution
(CZK in billions)


+2.4%
27
28
2005
2006
2006 target
"around +2%"

2006 margin at 45.8% (+0.9 p.p. y-o-y)

Latam: a successful management of growth and profitability

T.Latam (Wireline)

- Strong growth in broadband & Pay TV across all countries, improving market positioning through gradual introduction of 2P & 3P
- Broadband and VAS growth drive revenue expansion across all the region, with ongoing active management of traditional services
- Growth and profitability remains well-balanced, sustaining OIBDA growth, as we capitalized on regional & local management

T.Latam (Wireless)

- Service revenue growth outpacing customer base expansion, led by very solid outgoing revenues
- Strong margins enhancement despite high commercial activity
- More than tripling cash generation, fully led by enhanced profitability

T.Latinoamérica: BB and IT services are driving top-line performance…

2006 Revenue growth


+14.2%
-10.7 p.p.
6 p.p. Forex
4.7 p.p. Telefónica Telecom
+3.5%
T. Latam
Adjustments for guidance comparison
T. Latam adjusted for guidance comparison ¹

2006 target low end of +4%/+6% range ¹

Breakdown of consolidated revenue growth (constant currency¹, in millions)


+3.5%
8,352
+192
+2.3 p.p.
+57
+0.7 p.p.
+51
+0.6 p.p.
-11
-0.1 p.p.
8,641
86% of growth
2005
Internet & BB
Data & IT
Traditional
Eliminations
2006

2006 Revenue growth by company


In €
Local currency
+11.7%
+1.5%
+6.9%
+13.6%
+4.6%
+0.2%
+2.3%
+2.6%
Telesp
TASA
T.Chile
TdP

Operators' revenues include data & IT in 2005/2006. T. Latam includes Terra Latam since Jan. 05
(1) Assuming constant forex as of 2005. Excluding changes in consolidation (Telefónica Telecom). Including accounting changes not factored-in in guidance, adding 0.6p.p. to sales growth: international accounting rates are included as expenses since 1/1/06 (previously netted from revenues) in Brazil, Argentina & Peru. Commissions for public telephony are included as expenses since 1/1/06 (previously netted from revenues) in Brazil.

...BB connectivity & VAS to drive top-line growth...

Retail Internet BB connections
(in thousands)


Dec.05
Dec.06
+32.5%
1,214
1,608
+70.1%
304
518
+63.8%
302
494
+37.3%
341
468
+40.0%
2,685
3,760
Telesp
TASA
T.Chile
TdP ¹
T. Latam ²

Broadband revenues
(€ in millions)


+38.7%
614
851
2005
2006

+31.4% growth in constant currency

Pay TV
(in thousands)


462
+40.9%
651
Dec.05
Dec.06

DTH launched in Peru & Chile during 2006

- 94,000 clients in Chile as of Dec.06
- 26,000 clients in Peru as of Dec.06

(1) Including cable modem
(2) Including Terra Latam and Telefónica Telecom

... while sustaining healthy margins across the board

OIBDA margin by company



Commercial drive linked to economic growth
Frozen tariffs
2005
2006
+1.6 p.p.
-4.9 p.p.
+0.3 p.p.
+0.7 p.p.
45.8%
47.4%
46.4%
41.6%
41.1%
41.4%
41.9%
42.6%
Telesp
TASA 1
T.Chile
TdP

Adjusted OIBDA² for guidance calculation (€ in millions)



+3.7%
3,638
3,773
2005
2006
2006 target high end of +3%/+5% range
4.6% growth excluding "PPD" 3

(1) 2005 OIBDA margin ex capital gains from the sale of Telinver. 2006 OIBDA margin ex the re-classification of international termination rates
(2)Assuming constant forex as of 2005. Excluding changes in consolidation (Telefónica Telecom). Exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses
(3)New Management Pension Scheme(30.9 M€ in constant currency terms)

T. Móviles Latam: strong service revenue growth & enhanced profitability boost cash flow generation

2006/2005 growth rates


+38%
+21%
+38%
+20%
+18%
Ex-forex
€ terms
Customers
Service revenues
OIBDA

OIBDA margin


30.5%
24.5%
26.3%
22.8%
+6p.p.
+4p.p.
4Q05
4Q06
2005
2006

- Outgoing revenues: +27.7% in € & local currency
- Commercial activity: +26% 2006/2005

OpCF
(€ in millions)


x3.5
675
-26
904
256
2005
Δ 2006 OIBDA
Δ 2006 CAPEX
2006

- GSM networks in every country in Latam: rapid deployment in Brazil & Venezuela in 2H06
- Strong increase in OpCF, despite higher CapEx, driven by 675 M€ OIBDA increase in 2006

Brazil: working towards enhancing our competitive position & delivering progressive improvements

MoU
(minutes)


+5.6%
74
78
82
4Q05
3Q06
4Q06

ARPU
(local currency)


+6.6%
29.2
29.2
31.2
25.9
27.0
+4.4%
4Q05
3Q06
4Q06
Excluding B&K effect

Service revenue growth
(local currency)


9M06/9M05
-1.5%
-5.6%
2.0%
4Q06/4Q05
-12.2%
2006/2005
-0.6%
-7.3%
Excluding B&K effect

OIBDA growth
(local currency)


9M06/9M05
-23.4%
-24.1%
4Q06/4Q05
-5.7%
-7.9%
2006/2005
-19.8%
-20.8%
-11.4% underlying[1]

- Corporate restructuring into a single company finalised
- Strong reduction of fraud and cloning-related losses
- Highest number of points of sale in the market
- GSM/EDGE proyect:
  - Network deployed in a record time
  - Prepay GSM available: 7,000 customers in January
  - On track with announced investment


vivo


vivo
R$1.000
POR RECARGA
POR CONTA
DA VIVO

(1) ex B&K and impairments

Mexico: strong operating momentum leads to outstanding service revenue growth & OIBDA improvement

Gross adds
(in thousands)


+30%
+13%
1,370
1,780
4,511
5,114
4Q05
4Q06
2005
2006

Blended churn
(%)


5.5
2.8
5.3
3.5
4Q05
4Q06
2005
2006

Net adds
(in thousands)


x 2.8
x 2.1
392
1,110
1,029
2,185
4Q05
4Q06
2005 1
2006

2006/2005 growth | **4Q06/4Q05 growth**


8.6M
+34%
+34%
+45%
+58%
+69%
Customers
Service revenues
Outgoing service revenues
Service revenues
Outgoing service revenues

- ARPU: +12.1% y-o-y
- MoU: +56.0% y-o-y

- ARPU: +21.6% y-o-y
- MoU: +108.1% y-o-y

OIBDA
(€ in millions)


+22
-29
-159
-10
4Q05
4Q06
2005
2006

(1) ex adjustment of 300,000 inactive prepay lines in 2Q05

Other major operations (I)

VENEZUELA: Sound revenues performance leveraging customer & ARPU growth

Net adds
(in thousands)


+45%
1,834
2,666
2005
2006

2006/2005 growth
(local currency)


8.8M
+43%
+46%
+43%
Customers
Service revenues
OIBDA

- ARPU: +6.8% y-o-y vs. 2005

OIBDA
(€ in millions)


Margin
40.7%
39.9%
585
815
2005
2006

- Commercial activity: +79% y-o-y

COLOMBIA: Selective commercial activity allows to expand margins

Net adds
(in thousands)


% Contract
2,736
1,727
15%
25%
2005
2006

2006/2005 growth
(local currency)


7.8M
(60% GSM)
y-o-y outgoing service revenues
+29%
+11%
+4%
+28%
Customers
Service revenues
OIBDA

- 4Q06 ARPU: +2% vs. 3Q06

OIBDA
(€ in millions)


Margin
14.7%
17.7%
110
138
2005
2006

- Lowest commercial activity of the year in 4Q06

Other major operations (II)

ARGENTINA: Sound operating and financial performance

Net adds
(in thousands)


+10%
2,599
2,864
2005
2006

- Very strong 4Q06 with >1M net adds (+11.6% vs. 4Q05)

2006 y-o-y growth
(local currency)


11.2M
(73% GSM)
+34%
+32%
+138%
Customer
Service Revenues
OIBDA

OIBDA
(€ in millions)


Margin
15.0%
26.9%
151
339
2005
2006

- Strong commercial activity: +24% 2006 vs. 2005

CHILE: Service revenue backed by good ARPU performance & customer base

Net adds
(in thousands)


525
404
69% contract
2005
2006

2006 y-o-y growth
(local currency)


5.7M
(73% GSM)
+8%
+18%
+20%
Customer
Service Revenues
OIBDA

- ARPU: +11.8% y-o-y
- Strong focus in contract segment: 21% of total base (+3.7 p.p. vs 05)

OIBDA
(€ in millions)


Margin
35.5%
36.9%
235
294
2005
2006

Deeper integration is generating already sizeable tangible benefits, ahead of initial expectations...

2006 main initiatives (Spain & Latam)

- Regionalization in Latam (Fixed & Mobile) & integration of fixed assets in Spain (TdE-TData-Terra)
- One stop-shopping for Corporates
- Early convergent P&S
- Joint management of sales channels
- Integration of Network, Operations & IT

2006 main initiatives (Europe)

- Integration TO2 CR (brand, channels & customer care, first convergent P&S), IPTV deployment
- ADSL roll-out & T.Deutschland/O2 Germany merger
- Roaming Retail & Wholesale
- Joint purchasing of handsets & networks

OpCF from synergies 2006
(€ in millions)

174 M€ coming from O2's integration, on aggregate



124
808
86
18
1,036
16% above target
T. Spain
T. Latam
T. O2 Europe
Other ¹
Total
Contribution of O2's integration

- >70% of roaming internally managed
- >1.7M clients on "My Europe"
- Prices harmonized for more than 40% of Group's handset purchasing value
- 19,000 DSL subs. in Germany 2 months from launch

(1) Group initiatives yet to be allocated to business lines (IPTV Competence Center, Contents, Distrito C, IT)

…and will continue to support operating performance in 2007, capitalizing on the new Group structure

OpCF from synergies 2007
(€ in millions)


+20%
~ 1,250
~ 2,300
1,036
2006
2007
06-07

Keeping the focus on ongoing initiatives

- Regional management (Spain, Latam & Europe)
- Global projects (Infrastructure & Systems, Resources, and Business Development)
- Commercial Convergence (P&S and Channels)
- Integrated Network, Operations, IT, and Corporate segment
- Centralized purchasing as essential tool for the execution of synergies

+

Working on new opportunities

- ADSL+mobile in Europe
- IPTV/DTH in Latin America
- Mobile Data applications
- Digital Entertainment (PC, mobile, TV)

Reducing the average cost of debt

	2006	2005	
Net Interest Expenses	(2,795)	(1,792)	+55.9%
FX Results	61	165	
Reported Financial Expenses	(2,734)	(1,628)	+68.0%

Average Total Net Debt
(€ in millions)



29,534
+83.9%
54,315
2005
2006

Evolution of Average Effective Debt Service Rate [1]



6.1%
-1.0 p.p.
5.1%
2005
2006

- Interest expenses have increased less than average total net debt (+83.9%), as the effective cost of debt stood at 5.1%, 1 p.p. lower than in 2005
- Hedging USD weakness vs. Euro has yielded most of the FX profits

(1) Reported Net financial expenses excluding fx results / Average total net debt

Cash Flow & Debt: de-leverage reaffirmed and loan for the acquisition of O2 fully refinanced

4Q06 Net Financial Debt Evolution
(€ in millions)


2.6x OIBDA¹
2.7x OIBDA¹
2.6x OIBDA¹ (ex additional ERE provision of 4Q06)
52,239
-2,430
+213
+338
+1,458
+105
+222
52,145
316M€ for debt reduction
Net Fin. Debt Sep. 06
FCF Post-Minorities
Commitments cancellation
Share Buyback
TSA Dividends
Net Financial investments ²
Change in consolidation, FX and others
Net Fin. Debt Dec 06

- Combining de-leverage with dividend payments
- The loan for O2's acquisition has been fully refinanced through bonds, long term loans, TPI's sale and by extending the outstanding amount of the facility.
- Average maturity of financial debt at close to 6.5 years (less than 4 years post-O2)

(1) Based on 12 months rolling OIBDA including Telefónica O2 Czech Republic, O2, Telefónica Telecom, and Iberbanda. Additional ERE provision registered in 4Q06 by TdE amounted to 503 M€
(2) Excluding purchases of financial assets for liability management

An attractive shareholder remuneration policy

	2006	Targets
Dividends	2.6 bn€ paid to shareholders	Double 2005 dividend per share (0.5€) by 2009, in line with doubling 2005 EPS (0.91€) by 2009
Buyback Program	75.6 M shares in treasury as of December 06, equivalent to spend 1.1 bn€	Complete 2.7 bn€ buyback program by 2007
	4.7% cash yield [1]	

(1) Based on market capitalization as of 1/1/07 (79.3 bn€)

We are setting benchmark targets again for 2007...

Group Revenues
(€ in millions)


+6%/+9%
52,901
51,298
2006
2006
(ex Endemol & Airwave)
2007

Group OIBDA
(€ in millions)


+8%/+11%
19,126
19,040
18,688
2006
(reported)
2006 adjusted
for guidance
2006 adjusted
for guidance
(ex Endemol & Airwave)
2007

Group OI
(€ in millions)


+14%/+20%
9,421
9,336
9,098
2006
(reported)
2006 adjusted
for guidance
2006 adjusted
for guidance
(ex Endemol & Airwave)
2007

Group CapEx
(€ in millions)


<7,814
8,003
7,814
2006
2006
(ex Endemol & Airwave)
2007

Base reported numbers include eleven months of O2 (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia (operations started in February 2007), and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and exclude changes in consolidation. In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring (980 M€ in 2006 and estimated 630 M€ for 2007 for TdE) and Real Estate Programs are included as operating revenues/expenses. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

...leveraging on very solid expectations for domestic...

Telefónica España

Revenue Growth (€ in millions)


+0.5% / +2%
19,750
2006
2007

OIBDA Growth (€ in millions)


+5% / +7%
8,634
2006 adjusted for guidance
2007

CapEx (€ in millions)


<2,400
2,293
2006
2007

Spanish wireline

Revenues (€ in millions)


+0.5% / +2%
11,964
2006
2007

OIBDA (€ in millions)


+9% / +12%
4,560
2006 adjusted for guidance
2007

- 2007e ERE provision of aprox.630 M€ (2,200 employees) vs 980 M€ in 2006
- 2007e Real Estate capital gains of aprox.162 M€ vs 94 M€ in 2006

Spanish wireless

Service revenues (€ in millions)


+2% / +4%
8,142
2006
2007

OIBDA (€ in millions)


0% / +1%
4,128
2006 adjusted for guidance
2007

TdE's base reported figures include six months of Iberbanda (consolidated since July 2006). 2007 guidance exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. TdE's Personnel Restructuring (980 M€ in 2006 and an estimated 630 M€ in 2007) and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan

...continuing out-performance of European businesses...


Telefónica O2 Europe
Revenue Growth (€ in millions)
13,159
12,842
+11% / +14%
2006 reported
2006 ex Airwave
2007
OIBDA Growth (€ in millions)
3,733
3,601
+7% / +10%
2006 adjusted for guidance
2006 adjusted for guidance (ex Airwave)
2007
CapEx (€ in millions)
2,553
2,380
<2,200
2006
2006 ex Airwave
2007
O2 UK
Revenues (€ in millions)
6,265
+15% / +18%
2006
2007
OIBDA (€ in millions)
1,777
+9% / +12%
2006
2007
adjusted for guidance
O2 Germany
Revenues (€ in millions)
3,320
+14% / +17%
2006
2007
OIBDA (€ in millions)
583
+24% / +27%
2006
2007
adjusted for guidance
T. O2 Czech Republic
Revenues (€ in millions)
2,148
+1% / +3%
2006
2007
OIBDA (€ in millions)
994
-1% / 0%
2006
2007
adjusted for guidance

T. O2 Europe reported figures include eleven months of O2 (consolidated since Feb.06), three months of start-up losses in Slovakia (operations started in Feb.07), and exclude Airwave results. 2007 guidance assumes constant exchange rates as of 2006, and exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

...and exploiting our distinctive growth profile in Latin America



Revenue Growth
(€ in millions)
+11% / +14%
18,089
2006
2007



OIBDA Growth
(€ in millions)
+12% / +16%
6,607
2006
adjusted for guidance
2007



CapEx
(€ in millions)
<3,000
2,811
2006
2007

T. Latam base reported figures include eight months of Telefónica Telecom (consolidated since May 2006). 2007 guidance assumes constant exchange rates as of 2006. All figures exclude changes in consolidation. In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

2007 targets, a guide to calculations

- 2006 include
  - ✓ 11 months of O2 (consolidated since February 2006)
  - ✓ 8 months of Telefónica Telecom[1] (consolidated since May 2006 under T. Latam)
  - ✓ 6 months of Iberbanda (consolidated since July 2006 under T. España)
  - ✓ 3 months of start-up losses in Slovakia (operations started in February 2007 and consolidated under T. O2 Europe)
- 2006 & 2007 exclude Endemol and Airwave
- 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation
- In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007 as capital gains and impairments. Equivalent other exceptional revenues/expenses are also deducted from 2006 figures
- Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. 2007 estimated redundancy provision for T. España will amount to 630M€ (2,200 employees) versus 980M€ registered in 2006

(1) formerly Colombia Telecom

Our commitments are based on the execution of key management initiatives in each region

4 basic priorities at the Group level...

- Develop our markets further, exploiting the penetration gap
- Promote higher usage & enhance our competitive position through
  - ✓ A push on mobility & Internet services
  - ✓ A Pragmatic approach to convergence, seeking a better customer experience
- Keep investing in growth and business transformation
- Strengthen integration/convergence (networks & channels) to drive efficiency

... that translate into a set of common key operating levers for 2007

1 Fixed businesses

- Develop BB & IPTV/DTH
- Extend 2P/3P/4P offerings based on market conditions
- Develop VAS and IT solutions

2 Mobile businesses

- Improve "customer experience" for the benefit of market share & churn
- Play elasticity to promote voice ARPU
- Develop data offerings based on network deployment (2.5G/3G)

Conclusions

- Stimulating growth, extracting synergies, re-structuring the debt, and yielding attractive returns have been our four management priorities this year, and translated into a 43% EPS growth
- 2006 financial results have remained solid across the year, ahead of the peer Group, and totally in-line with a guidance that we upgraded in the 3Q06
- Organic growth is well diversified, and has accelerated during the year to reach high single digits, leveraging our drive on subscriber acquisition and retention
- We are proving our capacity to extract value from a deeper integration of operations, saving 1 billion euros this year
- In Spain, we are reinforcing market positioning in 2006 and are keeping a benchmark profile in terms of growth and profitability
- In Europe, we are exploiting mobile growth opportunities and extracting value from the turn-around of fixed
- In Latam, we are successfully managing growth and profitability in a context of strong competition